UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                   Amendment 2
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          National Holdings Corporation
                          -----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    636375107
                                    ---------
                                 (CUSIP Number)

                    Strategic Turnaround Equity Partners, LP
                      c/o Galloway Capital Management, LLC
                          720 Fifth Avenue, 10th Floor
                              New York, N.Y. 10019
                                 (212) 247-0581

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 August 1, 2006
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the
                                 following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 636375107

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Bruce Galloway
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|
                                                          (b) |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS            OO
------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)        |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER
NUMBER OF                           222,700
SHARES            --------------------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                            498,896
EACH              --------------------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                              222,700
WITH              --------------------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER
                                    498,896
------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         721,596 (1)
------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.81%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN

             -----------------------------------------------------

(1) Includes 222,700 shares of Common Stock held by Mr. Galloway through Bruce Galloway, IRA, 110,146 shares of Common Stock held by members of Mr. Galloway's immediate family in accounts over which Mr. Galloway has full investment discretion and 13,000 held by Rexon Galloway Capital Growth. Mr. Galloway has full investment discretion in Rexon Galloway Capital Growth, an investment company in which Mr. Galloway is a 50% owner. Also includes 375,750 shares held by Stategic Turnaround Equity Partners, LP (Cayman) ("STEP"). Mr. Galloway is a managing member and the majority equity holder of Galloway Capital Management, LLC, the general partner of STEP. Mr. Galloway disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by STEP. (except for (i) the indirect interests of Mr. Galloway by virtue of being a member of Galloway Capital Management LLC, and (ii) the indirect interests of Mr. Galloway by virtue of being a limited partner of STEP).

                                  SCHEDULE 13D

CUSIP No. 636375107

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Strategic Turnaround Equity Partners, LP (Cayman)
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|
                                                          (b) |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS            OO
------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)        |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
--------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER
NUMBER OF                           0
SHARES            --------------------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                            375,750
EACH              --------------------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                              0
WITH              --------------------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER
                                    375,750
------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         375,750 (2)
------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.19%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 636375107

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Gary Herman
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|
                                                          (b) |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS            OO
------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)        |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER
NUMBER OF                           6,000
SHARES            --------------------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                            375,750
EACH              --------------------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                              6,000
WITH              --------------------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER
                                    375,750
------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         381,750 (3)
------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.31%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN

             -----------------------------------------------------

(3) Includes 6,000 shares of Common Stock held by Mr. Herman as well as 375,750 shares in STEP. Mr. Herman is a managing member of Galloway Capital Management, LLC, the general partner of STEP. Mr. Herman disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (Cayman) (except for the indirect interests of Mr. Herman by virtue of being a member of Galloway Capital Management LLC).

      Item 1. Security and Issuer.

      The class of equity securities to which this statement relates is the common stock, par value $.02, (the "Common Stock") of National Holdings Corporation, a Delaware corporation, (the "Company"). The principal executive offices of the Company are located at 875 North Michigan Avenue, Suite 1560, Chicago, IL 60611.

      Item 2. Identity and Background.

      This statement is being filed jointly by Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway (collectively, the "Reporting Persons").

      Strategic Turnaround Equity Partners, L.P. (Cayman) ("STEP"), is a Cayman Islands limited liability partnership and is a fund focused on investing primarily in undervalued public equities. Galloway Capital Management LLC is a Delaware limited liability company principally engaged in serving as the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman). Gary L. Herman and Bruce Galloway are citizens of the United States and (i) managing members of Galloway Capital Management LLC, (ii) Mr. Galloway is a holder of the majority of the membership interests in Galloway Capital Management LLC, and (iii) Mr. Galloway is a holder of the majority of the partnership interests in Strategic Turnaround Equity Partners, L.P. (Cayman).

      The name and positions of the general partners and managing members of each of the Reporting Persons are set forth below.

Strategic Turnaround Equity Partners, L.P. (Cayman)

                                         Cayman Island limited partnership
                                         Investment Advisor - Galloway Capital
                                         Management LLC

Galloway Capital Management LLC          Delaware limited liability company
                                         Managing Member - Gary L. Herman
                                         Managing Member - Bruce Galloway

Gary L. Herman                           Citizenship - United States
                                         Managing Member - Galloway Capital
                                         Management LLC
                                         Managing Member - Strategic Turnaround
                                         Equity Partners, L.P. (Cayman)

Bruce Galloway                           Citizenship - United States
                                         Managing Member - Galloway Capital
                                         Management LLC
                                         Managing Member - Strategic Turnaround
                                         Equity Partners, L.P. (Cayman)

      The principal business address for STEP is c/o Stuarts Corporate Services, Ltd, P.O. Box 251GT, 4th floor, One Cayman Financial Centre, 36A Dr. Roy's Drive, Georgetown, Grand Cayman, Cayman Island. STEP is managed by Galloway Capital Management, LLC, with its principal business address at 720 Fifth Avenue, 10th floor, New York, New York 10019.

      None of the Reporting Persons has , during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      Item 3. Source and Amount of Funds or Other Consideration.

      In the last 90 days, STEP used investor funds to consummate the open market purchases of 35,500 shares of Common Stock for an aggregate purchase price of $41,774.80. Mr. Galloway acquired in the past 90 days shares of Common Stock reported above through open market transactions for an aggregate purchase price of $34,484.04 for 26,075 shares on behalf of himself and certain family members. Mr. Galloway used personal funds to consummate such purchases.

      Item 4. Purpose of Transaction.

      All of the shares of Common Stock owned by the Reporting Persons were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. None of the Reporting Persons have any present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

      Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, Mr. Galloway may be deemed to beneficially own an aggregate of 721,596 shares of Common Stock, representing approximately 13.81% of the outstanding Common Stock, based upon 5,223,968 shares of Common Stock outstanding reported by the Company to be issued and outstanding as of August 11, 2006 in the Company's latest Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 11, 2006. This reflects 222,700 shares of Common Stock held by Mr. Galloway through Bruce Galloway, IRA and 110,146 shares of Common Stock held by members of Mr. Galloway's immediate family in accounts over which Mr. Galloway has full investment discretion and 13,000 shares held by Rexon Galloway Capital Growth. Mr. Galloway has full investment discretion in Rexon Galloway Capital Growth, an investment company in which Mr. Galloway is a 50% owner. This percentage also reflects 375,750 shares held by Stategic Turnaround Equity Partners, LP (Cayman) ("STEP"). Mr. Galloway is a managing member and the majority equity holder of Galloway Capital Management, LLC, the general partner of STEP. Mr. Galloway disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (Cayman) (except for (i) the indirect interests of Mr. Galloway by virtue of being a member of Galloway Capital Management LLC, and (ii) the indirect interests of Mr. Galloway by virtue of being a limited partner of STEP).

      As of the date hereof, Mr. Herman may be deemed to beneficially own an aggregate of 381,750 shares of Common Stock, representing approximately 7.31% of the outstanding Common Stock, based upon 5,223,968 shares of Common Stock outstanding reported by the Company to be issued and outstanding as of August 11, 2006 in the Company's latest Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 11, 2006. This relects 6,000 shares of Common Stock held by Mr. Herman as well as 375,750 shares in STEP. Mr. Herman is a managing member of Galloway Capital Management, LLC, the general partner of STEP. Mr. Herman disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (Cayman) (except for the indirect interests of Mr. Herman by virtue of being a member of Galloway Capital Management LLC).

      As of the date hereof, STEP may be deemed to beneficially own an aggregate of 375,750 shares of Common Stock, representing approximately 7.19% of the outstanding Common Stock, based upon 5,223,968 shares of Common Stock outstanding reported by the Company to be issued and outstanding as of August 11, 2006 in the Company's latest Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 11, 2006.

      (b) As of the date hereof, Mr. Galloway has the sole power to vote 222,700 shares of Common Stock and sole power to dispose of 222,700 shares of Common Stock.

      As of the date hereof, Mr. Herman has the sole power to vote 6,000 shares of Common Stock and sole power to dispose of 6,000 shares of Common Stock.

      As of the date hereof, STEP has shared power to vote 375,750 shares of Common Stock and shared power to dispose of 375,750 shares of Common Stock.

      (c) Purchases in the last 90 days (excluding commissions):

      On June 9, 2006, Mr. Galloway, through Sara Herbert Galloway IRA Rollover, purchased 1,000 shares of Common Stock through an open market purchase at a per share price of $1.30.

      On June 20, 2006, STEP purchased 2,500 shares of Common Stock through an open market purchase at a per share price of $1.39.

      On June 23, 2006, Mr. Galloway, through Bruce Gallow, C/F Justin Galloway, purchased 6,075 shares of Common Stock through an open market purchase at a per share price of $1.2665.

      On June 27, 2006, STEP purchased 22,000 through an open market purchase at a per share price of $1.1568.

      On June 28, 2006 Mr. Galloway through Sara Herbert Galloway IRA Rollover, purchased 3,500 shares of Common Stock through an open market purchase at a per share price of $1.2143.

      On June 29, 2006 STEP purchased 11,000 shares of Common Stock through an open market purchase at a per share price of $1.1682.

      On July 12, 2006 Mr. Galloway through Bruce Galloway IRA Rollover, sold 5,500 shares of Common Stock through an open market purchase at a per share price of $1.40.

      On July 20, 2006, Mr. Galloway through Bruce Galloway IRA Rollover, sold 9,000 shares of Common Stock through an open market purchase at a per share price of $1.35.

      On August 1, 2006, STEP acquired 61,050 shares of Common Stock through transfers of shares of Common Stock from a limited partner. In exchange for the transfers of shares of Common Stock, the limited partner of STEP received a limited partnership interested in STEP valued at $ 1.60.

      On August 22, 2006, Mr. Galloway, through Sara Herbert Galloway, IRA Rollover, purchased 1,000 shares of Common Stock through an open market purchase at a per share price of $1.39.

      (d) Not applicable.

      (e) Not applicable.

      Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

      None of the Reporting Persons have any contracts, arrangements, understandings or relationships with any person with respect to the Common Stock of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

      Item 7. Material to be Filed as Exhibits.

      Exhibit A: Joint Filing Agreement

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2006

                               Strategic Turnaround Equity Partners, LP (Cayman)

                               By: /s/ Gary Herman
                                   ---------------
                               Name: Gary Herman
                               Title: Managing Member of Galloway
                                      Capital Management, LLC, the
                                      Investment Advisor of Strategic
                                      Turnaround Equity Partners, LP (Cayman)

                               Galloway Capital Management, LLC

                               By: /s/ Gary Herman
                                   ---------------
                               Name: Gary Herman
                               Title: Managing Member

                               By:
                                   ----------------------------
                                   Bruce Galloway


                               By:
                                   ----------------------------
                                   Gary Herman

                                    Exhibit A

                            Agreement of Joint Filing

      Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

      IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: August 23, 2006

                               Strategic Turnaround Equity Partners, LP (Cayman)
                               By: /s/ Gary Herman
                                   ---------------
                               Name: Gary Herman
                               Title: Managing Member of Galloway
                                      Capital Management, LLC, the
                                      Investment Advisor of Strategic
                                      Turnaround Equity Partners, LP (Cayman)

                               Galloway Capital Management, LLC
                               By: /s/ Gary Herman
                                   ---------------
                               Name: Gary Herman
                               Title: Managing Member

                               By:
                                   ----------------------------
                                   Bruce Galloway


                               By:
                                   ----------------------------
                                   Gary Herman